File No. 82-34719

SECURITAS

ress Release from Securitas AB

August 31, 2006

Alf Göransson appointed new President and CEO for Securitas AB

The Board of Directors of Securitas AB has appointed Alf Göransson, 48, to become the new President and CEO of Securitas AB. He is currently President and CEO of NCC AB and will take up his new position at the latest March 5, 2007. Thomas Berglund will remain CEO and President of Securitas until Alf Göransson has started in his new position.

Alf Göransson, International economist from the University in Gothenburg, is CEO and President for NCC AB since 2001. He has previously been CEO of Svedala Industri AB 2000-2001, Business Area President in Cardo Rail 1998-2000 and CEO of the firm of contractors Swedish Rail Systems AB within the Scancem Group 1993-1998.

"Alf Göransson is a recognized and skilful business leader with broad experience from international business management. With Alf as the new President and CEO, Securitas will have an excellent successor to Thomas Berglund and we can now continue to develop Securitas with full strength", says Melker Schörling, Chairman of the Board in Securitas AB.

"As previously disclosed, the management teams are in place for the other businesses that are to be distributed to Securitas shareholders. Thus, we are now well positioned to take part in the ongoing expansion and consolidation of the security industry", ends Melker Schörling.

This press release is also available at: www.securitasgroup.com

Information:
Melker Schörling, Chairman of the Board, Securitas AB + 46 (0)8 614 39 30

Previously disclosed information about the dividend and listing of security companies:
As previously disclosed, The Board of Directors of Securitas AB has decided to propose a distribution of the shares in Securitas Systems and Securitas Direct and a listing on the O-list of the Stockholm Stock Exchange. The Extraordinary General Meeting will take place on September 25, 2006 and the first trading day is planned to be September 29, 2006. The listing process for Loomis Cash Handling Services continues and the dividend of the shares and listing on the Stockholm Stock Exchange is planned to take place during 2007. The business operations and listing preparations is headed by CEO Håkan Ericson. A separate Board of Directors has been appointed with Thomas Berglund as the Chairman of the Board.

For further information please refer to previous press releases available on Securitas web site.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70